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                        November 3, 2022

       Nevan Elam
       Chief Executive Officer
       Rezolute, Inc.
       201 Redwood Shores Parkway, Suite 315
       Redwood City, CA 94065

                                                        Re: Rezolute, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 28,
2022
                                                            File No. 333-268046

       Dear Nevan Elam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Anthony Epps